UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
____________________

SYMYX TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
____________________

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
____________________

87155s108
(CUSIP Number of Class of Securities)
____________________

Rex Jackson
Executive Vice President and Chief Financial Officer
Symyx Technologies, Inc.
3100 Central Expressway
 Santa Clara, California 95051
(408) 764-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)
____________________

Copy to:

Timothy J. Moore, Esq.
Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

1.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable

Form or Registration No.:  Not Applicable

Filing Party:  Not Applicable

Date Filed:  Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

2.

On May 7, 2008, Rex S. Jackson, the Chief Financial Officer of Symyx Technologies, Inc. (the “Company”) made a presentation to the Company’s employees (the “Employee Communication”) relating certain terms regarding a proposed voluntary stock option exchange program (the “Option Exchange Program”), which the Company will ask its stockholders to approve at the Company’s Annual Meeting of Stockholders to be held on June 16, 2008.  The slides constituting the Employee Communication are set forth below. The Employee Communication does not constitute an offer to holders of the Company's outstanding stock options to exchange those options. The exchange program will only be commenced, if at all, following such time as the Company’s stockholders approve the Option Exchange Program.

ITEMS 1-11, 13.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Communication to Employees, dated May 7, 2008, by Rex S. Jackson.

 3.